

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 20, 2009

Mr. Peter D. Thompson
Chief Financial Officer
Radio One, Inc.
5900 Princess Garden Parkway, 7th Floor
Lanham, Maryland 20706

> **RE:** **Radio One, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 28, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 6, 2009**
> **File No. 000-25969**

Dear Mr. Thompson:

We have completed our review of your proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Kristopher Simpson, Esq.
Radio One, Inc.
Via Facsimile: (301) 306-9638